EXHIBIT 99.1

Contact:	Fred Adams, Jr. Chairman and CEO (601) 948-6813

CAL-MAINE FOODS REPORTS SECOND QUARTER 2006 RESULTS

JACKSON, Miss. (December 28, 2005) — Cal-Maine Foods, Inc. (NASDAQ/NM:CALM) today reported results for the second quarter and six months ended November 26, 2005.

        Net sales for the second quarter of fiscal 2006 were $138.3 million compared with net sales of $90.7 million for the same quarter of fiscal 2005. The Company reported a net loss of $685,000, or $0.03 per basic share, for the second quarter of fiscal 2006 compared with a net loss of $5.3 million, or $0.23 per basic share, for the second quarter of fiscal 2005.

        For the first six months of fiscal 2006, net sales were $218.0 million compared with net sales of $192.7 million for the prior-year period. The Company reported a net loss of $8.8 million, or $0.37 per basic share, for the first half of fiscal 2006 compared with a net loss of $6.2 million, or $0.26 per basic share, for the year-earlier period.

        Fred Adams, Jr., chairman and chief executive officer of Cal-Maine Foods, Inc., stated, “All of the Cal-Maine operations ran smoothly during the second quarter. This was the first quarter to consolidate the operations of Hillandale LLC with Cal-Maine’s. The assimilation has gone well, and we are confident that we will generate more savings and synergies in the months ahead.

        “Egg demand, sales volume, and egg prices started slow in the second quarter but finished on a very strong note, with robust sales and improved egg prices during the three weeks leading up to Thanksgiving. Following Thanksgiving and continuing until Christmas, egg demand has been excellent, resulting in higher egg prices. Cold, snowy weather in much of the country added to strong seasonal holiday demand.

        “Corn and soybean crops were both large, and our feed costs are projected to be favorable in the months ahead,” Adams added.

        Cal-Maine Foods, Inc. is primarily engaged in the production, grading, packing and sale of fresh shell eggs. The Company, which is headquartered in Jackson, Mississippi, currently is the largest producer and distributor of fresh shell eggs in the United States and sells the majority of its shell eggs in approximately 28 states across the southwestern, southeastern, mid-western and mid-Atlantic regions of the United States.

Statements contained in this press release that are not historical facts are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties (contained in the Company’s SEC filings) that could cause actual results to differ materially from those projected. SEC filings may be obtained from the SEC or by contacting the Company.

-MORE-

CAL-MAINE FOODS, INC. AND SUBSIDIARIES
FINANCIAL HIGHLIGHTS
(Unaudited)
(In thousands, except per share amounts)

	13 Weeks Ended		26 Weeks Ended
	Nov. 26, 2005	Nov. 27, 2004	Nov. 26, 2005	Nov. 27, 2004
Net sales	$138,288	$90,730	$218,043	$192,747
Gross profit	17,809	4,986	18,769	15,667
Operating income (loss)	1,080	(7,444)	(8,878)	(8,424)
Other income (expense)	(2,101)	(968)	(4,245)	(1,385)
Income (loss) before income taxes	(1,022)	(8,412)	(13,123)	(9,809)
Net income (loss)	$(685)	$(5,342)	$(8,793)	$(6,229)
Net income (loss) per common share:
Basic	$(0.03)	$(0.23)	$(0.37)	$(0.26)
Diluted	$(0.03)	$(0.23)	$(0.37)	$(0.26)
Weighted average shares outstanding:
Basic	23,495	23,737	23,495	23,951
Diluted	23,495	23,737	23,495	23,951

SUMMARY BALANCE SHEET
(Unaudited)
(In thousands, except per share amounts)

	Nov. 26, 2005	May 28, 2005
ASSETS
Cash and cash equivalents	$21,956	$55,605
Receivables	51,603	23,415
Inventories	57,866	45,628
Other	1,679	1,308

Current assets	133,104	125,956
Fixed assets (net)	177,946	127,388
Other assets	14,892	16,190

Total Assets	$325,942	$269,534

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current portion of long-term debt	$10,610	$10,149
Accounts payable	32,849	20,034
Other current liabilities	18,985	13,086
Current deferred income taxes	10,450	9,100

Current liabilities	72,894	52,369
Deferred taxes and liabilities	39,606	22,465
Long-term debt	100,918	72,845
Shareholders’ equity	112,524	121,855

Total liabilities and shareholders’ equity	$325,942	$269,534